Exhibit 7

RATIO OF EARNINGS TO FIXED CHARGES

	Years ended December 31,
	2010	2009	2008	2007	2006
	(in million EUR, except ratios)
Earnings:
Income before taxes	1,914	(464)	(1,061)	3,077	3,971
Add: fixed charges	2,438	2,632	2,688	3,334	3,395

(A)	4,352	2,168	1,627	6,411	7,366

Fixed charges:
Interest	426	412	526	474	362
Interest on fixed annuities, investment contracts and savings accounts	2,012	2,220	2,162	2,860	3,033

	2,438	2,632	2,688	3,334	3,395

Dividend on preferred shares	59	90	122	112	85
Coupons on perpetual capital securities	251	244	254	235	204

(B)	2,748	2,966	3,064	3,681	3,684

Ratio: (A)/(B)	1.6	0.7	0.5	1.7	2.0
Ratio excluding interest on fixed annuities, investment contracts and savings accounts:	3.2	(0.1)	(0.6)	4.3	6.7

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